Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Three Months Ended March 31, 2018
Earnings
Loss from continuing operations before benefit from income taxes	$(13)
Income from equity investees	(7)
Distributed income from equity investees	1
Interest and amortization of deferred finance costs	228
Amortization of capitalized interest	6
Implicit rental interest expense	22

Total Earnings	$237

Fixed Charges
Interest and amortization of deferred finance costs	$228
Capitalized interest	2
Implicit rental interest expense	22

Total Fixed Charges	$252

Ratio of Earnings to Fixed Charges	*

*	For the three months ended March 31, 2018, earnings were insufficient to cover fixed charges by approximately $15 million.